March 24, 2010

BY EDGAR AND FAX

Ms. Celeste M. Murphy

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	Mitel Networks Corporation

Amendment No. 2 to Form F-1

Filed on March 17, 2010

File No. 333-163930

Dear Ms. Murphy:

On behalf of our client, Mitel Networks Corporation (“Mitel”), we hereby acknowledge receipt of the comment letter, dated March 23, 2010 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Registration Statement (the “Registration Statement”).

As discussed by telephone, the statement “We are the leading provider of integrated communications solutions focused on the small-to-medium sized enterprise, or SME, market” indicates that of all providers of integrated communications solutions that are focused on the SME market, Mitel is the leading provider.

This statement is supported by materials provided supplementally to the Staff by courier on February 4, 2010 (the “Supplemental Materials”). Specifically, we refer the Staff to the following extracts from the Supplemental Materials

•

Tabs 3 and 4 of the Supplemental Materials, which show that Mitel is the third largest provider of converged IP telephony lines in North America and the second largest provider of IP telephony extensions in the United Kingdom;

March 24, 2010

•	Pages 14 and 16 of Tab 1 of Supplemental Materials, which show that the two leading providers in the SME market are actually focused on the enterprise market not the SME market; and

•	Page 26 of Tab 1 and Page 8 of Tab 2 of the Supplemental Materials, which show that Mitel is focused on, and a leader in, the SME market.

Mitel respectfully submits that these supporting materials demonstrate that Mitel is the leading provider of integrated communications solutions that is focused on the SME market.

For the purposes of clarification, Mitel intends to revise the disclosure in the preliminary prospectus included in the next amendment to the Registration Statement that Mitel will file with the Commission by adding the words “that is” to the relevant statement each time it appears, such that it will read:

“We are the leading provider of integrated communications solutions that is focused on the small-to-medium sized enterprise, or SME, market.” (emphasis added solely for the purposes of this letter)

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at 416-360-5134 or Stephen Centa at 416-360-5131.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	John Zitko

Securities and Exchange Commission

Donald W. Smith

Greg Hiscock

Mitel Networks Corporation

Riccardo A. Leofanti

Skadden, Arps, Slate, Meagher & Flom LLP

Stephen Centa

Shearman & Sterling LLP